UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CHAMPION PAIN CARE CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

6777V 10 1

(CUSIP Number)

Terrance Owen

Champion Care Corp.

635 Fourth Line (Unit 1)

Oakville, Ontario L6L 5BO, Canada

(604) 862-3439

Copy to:

Gerald A. Adler, Esq.

Newman & Morrison LLP

44 Wall Street

New York, NY 10005

Telephone: (212) 248-1001

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 6777V 10 1

1.	Name of reporting person: Champion Care Corp.
2.	Check the appropriate box if a member of group (see instructions): (a) ¨ (b) ☒
3.	SEC use only:
4.	Source of funds: OO- Exchange of Shares (See Item 3)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ¨
6.	Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power: 0
	8.	Shared voting power: 515,000 (1)
	9.	Sole dispositive power: 0
	10.	Shared dispositive power: 515,000 (1)
11.	Aggregate amount beneficially owned by each reporting person: 515,000 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares: ¨
13.	Percent of class represented by amount in Row (11): 1.1% (2)
14.	Type of reporting person: CO

(1)

The board of directors (“the Champion Board”) of Champion Care Corp. (“Champion Toronto”) has investment and voting control over the 515,000 Common Shares of the Issuer (as defined below) held by Champion Toronto (the “Champion Shares”) and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is a director and employee of Champion Toronto. Messrs. Owen, Fishman and Schiller are not deemed beneficial owners of the Champion Shares.

(2)	This percentage is calculated based upon 46,888,500 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as of November 28, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Champion Pain Care Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 48 Wall Street, 10th Floor, New York, NY 10005.

Item 2.	Identity and Background

(a)

The name of the reporting person is Champion Care Corp. (“Champion Toronto”), an Ontario, Canada corporation that is 73% owned by Terrance Owen, Jack Fishman and Emil Schiller who are deemed to have no beneficial ownership of the securities of the Issuer held by Champion Care Corp. The name of each director and executive officer of Champion Toronto is set forth on Schedule I to this Schedule 13D/A.

(b)

The business address of Champion Toronto is 635 Fourth Line (Unit 1), Oakville, Ontario L6L 5BO, Canada. The residence or business address of each director and executive officer of Champion Toronto is set forth on Schedule I to this Schedule 13D/A.

(c)	Within the last five years, neither Champion Toronto nor any person named in Schedule I has been convicted in any criminal proceedings.

(d)

Within the last five years, neither Champion Toronto, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 13, each of Terrance Owen, Jack Fishman, Emil Schiller and Jason Gold received 7,500,000 of the Champion Shares. On November 24, 2014, 1,500,000 new shares of Common Stock of the Issuer were issued to Champion Toronto. On November 28, 2014, Champion Toronto transferred 1,500,000 of the Champion Shares to Jason Gold and 985,000 of the Champion Shares to certain creditors of Champion Toronto,

Item 4.	Purpose of Transaction

(a) The 7,500,000 Champion Shares transferred to each of Terrance Owen, Jack Fishman, Emil Schiller and Jason Gold on June 13, 2014 were in exchange for services rendered by each individual to Champion Toronto. The 1,500,000 new shares of the Issuer’s Common Stock that were issued to Champion Toronto on November 24, 2014 were in exchange for services rendered to the Issuer by Champion Toronto. The 1,500,000 Champion Shares that were transferred to Jason Gold on November 28, 2014 were in exchange for services rendered by Jason Gold to Champion Toronto. The 985,000 Champion Shares issued to certain creditors of Champion Toronto on November 28, 2014 were provided to retire Promissory Notes and redeem Preferred Shares of Champion Toronto.

Item 5.	Interest in Securities of the Issuer

(a) As a result of the transactions disclosed in Item 4 above, Champion Toronto beneficially owns 515,000 shares (the “Champion Shares”) of the Issuer’s Common Stock representing 1.1% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Champion Care Corp is based upon 46,888,500 issued and outstanding of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as of November 28, 2014.

(b) Champion Toronto is an Ontario, Canada corporation that is 73% owned by Terrance Owen, Jack Fishman and Emil Schiller, each of whom are members of the Champion Board which has the sole power to vote and dispose of the Champion Shares. Terrance Owen, Jack Fishman and Emil Schiller have investment and voting control over the securities of the Champion Shares and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is employed with Champion Toronto. Except as described in this Schedule 13D/A, no person acting alone has the power to vote or to direct the vote or to dispose or direct the disposition of the Champion Shares.

(c) On June 13, 2014, each of Terrance Owen, Jack Fishman, Emil Schiller and Jason Gold received 7,500,000 of the Champion Shares at the original price of $0.0001 per share in return for services rendered. Terrance Owen, Jack Fishman and Emil Schiller are Directors of Champion Toronto. Jason Gold is a minority shareholder of Champion Toronto and, as such, has no control over the Champion Shares. After this transfer of 30,000,000 of the Issuer’s Common Stock to the above named individuals, Champion Toronto retained 1,500,000 of the Issuer’s Common Stock.

On November 28, 2014, 1,500,000 Champion Shares were transferred to Jason Gold at the original price of $0.0001 per share and 985,000 Champion Shares were issued to creditors of Champion Toronto at the original price of $0.2136 per share to redeem Preferred shares and Promissory Notes valued at $210,394.80. Prior to the transfer, Champion Toronto owned 3,000,000 shares of the Issuer’s Common Stock, bringing its direct ownership to 515,000 shares.

(d) Except for 1,500,000 shares of the Issuer’s Common Stock that were issued to Champion Toronto by the Issuer on November 24, 2014, neither Champion Care Corp. nor the persons listed on Schedule I hereto have effected any transactions in the Issuer’s Common Stock within the past 60 days.

(e) Champion Care Corp. does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of Champion Care Corp. and reported herein.

(f) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 6, 2015	Champion Care Corp.

/s/ Terrance Owen
		By:	Terrance Owen
		Its:	CEO

Dated:	March 6, 2015

/s/ Terrance Owen
		By:	Terrance Owen

Dated:	March 6, 2015

/s/ Jack Fishman
		By:	Jack Fishman

Dated:	March 6, 2015

/s/ Emil Schiller
		By:	Emil Schiller

Schedule I

Information regarding each director and executive officer of Champion Care Corp. is set forth below.

Champion Care Corp.
Name, Title	Address	Principal Occupation	Citizenship
Terrance Owen Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada	CEO	Canada

Jack Fishman Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada	President	Canada

Emil Schiller Director	Champion Care Corp. 635 Fourth Line (Unit 1) Oakville, Ontario L6L 5BO, Canada	COO	Canada